SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of April 2002

Olympic Resources Ltd.
(SEC File No. 0-30598)

Suite 525, 999 West Hastings Street
Vancouver, B.C. V6C 2W2
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD.

Date May 6, 2002

By:____________________
Patrick Forseille, CFO & Director

COPY

FORM 4K

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: OLYMPIC RESOURCES LTD. (the "Issuer").

SEDAR Project #:____________________.

1. New Options Proposed for Acceptance:

Date of Grant: April 9, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Daryl Pollock	President & CEO	Y	100,000	$0.25	April 9, 2005	200,000
John Pierce	Director	Y	125,000	$0.25	April 9, 2005	80,000
Patrick Forseille	CFO & Director	Y	30,000	$0.25	April 9, 2005	30,000
Bev Funston	Secretary	Y	25,000	$0.25	April 9, 2005	10,000
441824 B.C. Ltd. (beneficial owner: Mike Lathigee)	Director	Y	10,000	$0.25	April 9, 2005	40,000
Malcolm Bell	VP Corporate Communications	Y	25,000	$0.25	April 9, 2005	60,000
Harvey Smith	Consultant	N	50,000	$0.25	April 9, 2005	Nil
Andrew McConnell	Advisory Board	N	30,000	$0.25	April 9, 2005	Nil
Ash Gulamali	Advisory Board	N	100,000	$0.25	April 9, 2005	Nil

Total Number of optioned shares proposed for acceptance: 495,000 .

2. Amended Options Proposed for Acceptance:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
Patrick Forseille	20,000	$0.25	00/01/25	05/04/09
	20,000	$0.25	00/07/28	05/04/09
	30,000	$0.25	01/01/12	04/03/12
John Pierce	25,000	$0.25	00/01/25	05/04/09
	20,000	$0.25	00/07/28	05/04/09
	80,000	$0.25	01/03/12	04/03/12
Bev Funston	10,000	$0.25	00/07/28	05/04/09
	15,000	$0.25	01/03/12	04/03/12
	10,000	$0.25	01/07/26	04/07/26
Daryl Pollock	50,000	$0.25	99/06/11	05/04/09
	150,000	$0.25	00/07/28	05/04/09
	200,000	$0.25	01/03/12	04/03/12
Kenneth Friedman	20,000	$0.25	99/06/11	05/04/09
	20,000	$0.25	00/07/28	05/04/09
	25,000	$0.25	01/03/12	04/03/12
	10,000	$0.25	01/07/26	04/07/26
Peter Jensen	50,000	$0.25	00/07/28	05/04/09
	25,000	$0.25	01/07/26	04/07/26
441824 B.C. Ltd. (beneficial owner: Mike Lathigee)	40,000	$0.25	01/07/26	04/07/26
Malcolm Bell	60,000	$0.25	01/07/26	04/07/26

3. Other Presently Outstanding Options:
(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Nicholas Fuller	100,000	$0.35	99/06/11	02/06/11
Rahoul Sharan	100,000	$0.35	99/06/11	02/06/11

The total number of shares reserved for grant under the stock option plan is 2,400,000.
The total number of shares issued under the Stock Option Plan is 725,000.
Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,575,000 options which includes the option still outstanding and the new proposed options.

4. Additional Information

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held: N/A

(b) If applicable, state the date of the news release announcing the grant of options. The granting of options to the individuals listed in 1 above was announced on April 9, 2002.

(c) State the total issued and outstanding share capital at the date of grant or amendment. As at April 9, 2002, the issued and outstanding share capital was 13,694,378.

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

As of the date of the Grant to the individuals listed in 1 above, 11.5% of the issued and outstanding shares of the Issuer were subject to incentive stock options.

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

There are 100,000 remaining shares reserved for issuance under the plan.

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public. N/A.

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: OLYMPIC RESOURCES LTD. (the "Issuer").

SEDAR Project #:________________.

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form.

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6. The information on the attached Summary Form - Incentive Stock Options is true.

Dated April 11 / 2002.

DARYL POLLOCK
Name of Director or Senior Officer

Daryl Pollock
Signature

PRESIDENT · CEO
Official Capacity

Mike Lathigee

From: "Bev Funston" <bevf@axion.net>
To: "Mike Lathagee" <lathigee@axion.net>
Sent: Thursday, April 11, 2002 10:30 AM
Attach: header.htm
Subject: Form4J Please sign and return by fax ASAP Thanks Mike

FORM 4J

CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: OLYMPIC RESOURCES LTD. (the "Issuer").

SEDAR Project #:

441824 B.C. Ltd. (the "Option Holder") certifies that all shares of the Option Holder are owned by Michael Lathigee, a Person eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or

2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Dated April 11, 2002

441824 B.C. Ltd.

Per: [signature]
Authorized signatory

OLYMPIC RESOURCES LTD.

NEWS RELEASE
Date: April 17, 2002

CDNX: ORL
OTCBB: OLYRF

EAST CORNING DRILL PROGRAM TO COMMENCE

For Immediate Release

Olympic and partners will commence a multiple well drill program on April 23 on the East Corning Property in Tehama County, California. This program is expected to continue for approximately two months and will include up to six wells.

This drill program will attempt to continue the success encountered in the Victor Ranch field which lies adjacent to the southern flank of the East Corning Property. The Victor Ranch field discovered one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto Olympic's East Corning property. Four of the most recent wells in this area are currently producing 5,500,000 cubic feet of gas per day (MMCF). Olympic holds an approximate 8% working interest in three of these wells.

Olympic holds a 32% working interest in the East Corning Property which consists of 6,500 acres in oil and gas leases. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic will hold a 17% working interest in the initial well of this program.

Olympic's property lies near the Corning Gas Field to the east and north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. The East Corning Project had never received 3D seismic coverage despite being on trend with prolific Forbes production to the south. 3D coverage south of the project has established numerous pools including Rice Creek (35 BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes).

Olympic also confirms its private placement of 3,000,000 units at $0.25 per unit, announced on April 9, 2002, has been increased to 3,200,000 units.

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The CDNX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

OLYMPIC RESOURCES LTD.

CDNX: ORL
OTCBB: OLYRF

Date: April 9, 2002

RE: PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

Further to the news release dated February 5, 2002, the Company has re-negotiated a private placement providing for the placement of up to 3,000,000 units at $0.25 per unit. Each unit will consist of one common share of the Company and one two-year non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for $0.35 This transaction is subject to acceptance for filing by the Canadian Venture Exchange. It is expected that the Company will be paying a finders fee of 5% on some of the proceeds from this private placement.

Proceeds of this placement will be used to advance the Company's primary oil and gas properties located in California, new properties that the Company is considering, and for working capital purposes.

In addition, the Company announces that it intends to cancel 70,000 and re-price 880,000 previously granted Incentive Stock Options at $0.25 per share. Subsequent to the cancellation of certain stock options, the Company intends to grant 495,000 incentive stock options at a price of $0.25 per share, exercisable up to April 9, 2005. The grant of stock options is subject to notice thereof being accepted for filing by the Canadian Venture Exchange.

To find out more about Olympic Resources Ltd., (CDNX: ORL, OTCBB: OLYRF) visit our website at www.orlresources.com

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock
President

525 - 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 Tel. (604) 689-1810 Fax (604) 689-1817
Toll free U.S./Canada 1-800-570-8733

4 - XX - 02

OLYMPIC RESOURCES LTD.

NEWS RELEASE **CDNX: ORL**
Date: April 08, 2002 **OTCBB: OLYRF**

EAST CORNING PROPERTY UPDATE

For Immediate Release

Olympic Resources Ltd. (Olympic) provides the following update of its East Corning Property in Tehama County, California. Olympic has entered into three participation arrangements in the Victor Ranch gas field which lies on the south-east flank of Olympic's East Corning property. The operator has advised Olympic that these three wells are producing approximately 4 MMCF gas per day and that all natural gas is being sold on a Gas Daily Index currently priced at $3.59 per MCF. The terms of the participation agreements provide Olympic with an 8.3% working interest in two wells; and a 6.05% working interest in the third well.

The first well, Victor Ranch 1-7, discovered one of the largest amounts of natural gas filled sands in the East Rice Creek field. An adjacent 3D survey reveals that this discovery extends onto Olympic's East Corning property. Four different gas charged zones were encountered and preliminary log analysis indicates two main pay zones in the well contain 70 to 80 net feet of gas charged sands. Other gas wells in this area have been producing from similar zones for over ten years.

Olympic holds a 32% working interest in the East Corning property consisting of 6,500 acres in oil and gas leases and a recently completed 3D seismic survey. Olympic and partners will commence a multiple well drill program in late April. 3D results have identified several bright spots analogous to similiar nearby producing fields.

Olympic's property lies adjacent to the Corning Gas Field to the east and directly north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. The East Corning Project had never received 3D seismic coverage despite being on trend with prolific Forbes production to the south. 3D coverage directly south of the project has established numerous pools including Rice Creek (35 BCF, primarily Forbes) and Malton Black Butte Field (132 BCF, Kione and Forbes).

"We are extremely pleased with the progress we have made especially now that natural gas prices have begun to firm up" says Daryl Pollock, President of Olympic. "Given the prospects identified by the 3D data, we believe that this project could be very productive."

To find out more about Olympic Resources Ltd. (CDNX: ORL, OTC: OLYRF), visit our website at www.orlresources.com.

OLYMPIC RESOURCES LTD.

Daryl Pollock

Daryl Pollock,
President

The CDNX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for "forward looking" statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.